EXHIBIT 99.1

Alpha Compute Corp. Receives Additional 180-Day Period from Nasdaq to Regain Compliance with Minimum Bid Price Requirement

Company's common stock continues to trade on The Nasdaq Capital Market without interruption

New York, NY, Sept. 01, 2026 (GLOBE NEWSWIRE) -- Alpha Compute Corp. ("Alpha Compute" or the "Company") (Nasdaq: ALP), a provider of high-density AI compute infrastructure and enterprise GPU services, today announced that on August 31, 2026 it received formal notification from the Listing Qualifications Department of The Nasdaq Stock Market LLC ("Nasdaq") granting the Company an additional 180 calendar day compliance period, until March 1, 2027, to regain compliance with the minimum bid price requirement for continued listing.

Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum closing bid price of $1.00 per share. The Company was previously notified on March 2, 2026 that the closing bid price of its common stock had been below $1.00 per share for 30 consecutive business days.

In granting the second compliance period, Nasdaq determined that the Company meets the continued listing requirement for market value of publicly held shares, as well as all other applicable initial listing standards for The Nasdaq Capital Market, with the exception of the minimum bid price requirement. The Company also provided written notice to Nasdaq of its intention to cure the deficiency during the second compliance period, including, if necessary, by effecting a reverse share split.

To regain compliance, the closing bid price of the Company's common stock must be at least $1.00 per share for a minimum of 10 consecutive business days during the additional 180-day period. Nasdaq may, in its discretion, require the Company to maintain a bid price of at least $1.00 per share for a period in excess of 10 consecutive business days, but generally no more than 20 consecutive business days, before determining that compliance has been achieved.

The notification has no immediate effect on the listing or trading of the Company's common stock, which continues to trade on The Nasdaq Capital Market under the symbol ALP.

"This extension gives us the runway to execute against a plan we were already running," said Brittany Kaiser, CEO of Alpha Compute. "Our focus is unchanged: driving multi-year enterprise revenue and improving the operating margin of every cluster we bring online. We believe the fundamentals of the business and not the current trading price are what ultimately close this gap, and we intend to use every tool available to us, including a reverse share split if required, to protect our listing and our shareholders."

About Alpha Compute Corp.

Alpha Compute Corp. (Nasdaq: ALP) is a vertically integrated AI infrastructure company specializing in GPU-as-a-service and AI Confidential Compute. Alpha Compute's mission is to support clients, subsidiaries, and partners across critical sectors including: finance, defense, intelligence, and media with the essential framework for any organization requiring secure, confidential computing environments. For more information, please visit: https://www.alphacompute.ai/

Alpha Compute Corp. is domiciled in the British Virgin Islands with offices in New York, Los Angeles, Miami, Amsterdam and Toronto, and is a founding partner of the Right2Compute Coalition (www.right2compute.com).

Investor & Media Contact

Alpha Compute Corp.
ir@alphacompute.ai
www.alphacompute.ai